December 8, 2008

VIA EDGAR

Kathleen Krebs, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company
Form 10-K for the Year ended December 31, 2007
Filed February 28, 2008
File No. 001-06714

Dear Ms. Krebs:

This letter responds to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 21, 2008 (the “Comment”) supplementing the Staff’s letter of September 19, 2008, relating to the Form 10-K of The Washington Post Company (the “Company”).

Executive Compensation, page 14

Performance-Based Compensation, page 16

1.	We note your responses to comments two and four from our letter dated September 19, 2008. In future filings, please discuss with more specificity the manner in which the compensation committee determines and awards Performance Unit Plan, including the nature and number of performance targets considered for each business unit and how the achievement of the range of performance-based goals counts toward the overall Performance Unit Plan award. To the extent that performance goals and payout levels are determined annually over the four-year cycle, disclose the extent to which the performance goals have been achieved for prior years in the cycle and the resulting payout to which a named executive officer is entitled so far under the plan. Please do so for each plan discussed (e.g., the 2005-2008 plan and the 2007-2010 plan).

Response

The Company agrees to provide the requested disclosure in future filings.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please do not hesitate to call me at (202) 334-6721 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Nicole Maddrey
Nicole Maddrey
Associate General Counsel

cc:	Larry Spirgel, Esq.

John Zitko, Esq.